EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS NOVEMBER 2004 PERFORMANCE

HOUSTON, Dec. 1, 2004 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in November 2004 for its Continental Express operating fleet.

During the month, ExpressJet flew 634.8 million revenue passenger miles (RPMs), up 21.2 percent over November 2003, and increased available seat miles (ASMs) by 16.9 percent compared with November 2003. ExpressJet's November load factor was 72.8 percent, a 2.6 point improvement over November 2003. The company flew 61,388 block hours, compared with 51,801 block hours in November 2003, and operated 33,676 departures, over 29,416 departures in November 2003.

Also in November 2004, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 98.5 percent. In November 2003, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.2 percent.

ExpressJet also accepted delivery of one 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 243 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 146 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service to and from Mexico. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

November	2004	2003	Change
Revenue Passenger Miles (000)	634,757	523,613	21.2 Percent
Available Seat Miles (000)	871,595	745,633	16.9 Percent
Passenger Load Factor	72.8 Percent	70.2 Percent	2.6 Points
Block Hours	61,388	51,801	18.5 Percent
Departures	33,676	29,416	14.5 Percent

YEAR-TO-DATE	2004	2003	Change
Revenue Passenger Miles (000)	6,753,656	5,214,073	29.5 Percent
Available Seat Miles (000)	9,475,047	7,638,629	24.0 Percent
Passenger Load Factor	71.3 Percent	68.3 Percent	3.0 Points
Block Hours	663,816	538,488	23.3 Percent
Departures	369,586	322,666	14.5 Percent

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